DEL AM

INDIA ECOMMERCE CORPORATION

5850 Centre Avenue #701

Pittsburgh, PA 15206-3786

June 17, 2011

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Delaying Amendment for India Ecommerce Corporation
Registration Statement on Form S-1 (File No. 333-174889)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of India Ecommerce Corporation (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-174889). The Registration Statement was filed with the Securities and Exchange Commission on June 14, 2011.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Pittsburgh, on June 17, 2011.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call our counsel, Frederick C. Bauman, Esq., at 702-386-8637.

Sincerely,

/s/ Ashish Badjatia
Ashish Badjatia

President

India Ecommerce Corporation